15049040

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Washington DC
194

SEC FILE NUMBER
8- 42582

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Enterprise Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 American Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis	MN	55474
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dave K. Stewart (612) 678 - 4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dave k. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Enterprise Investment Services, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2020

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

American Enterprise Investment Services, Inc.
SEC File Number: 8-42582
December 31, 2014
With Report of Independent Registered Public Accounting Firm

American Enterprise Investment Services, Inc.
Statement of Financial Condition
December 31, 2014

Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
American Enterprise Investment Services, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of American Enterprise Investment Services, Inc. (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of the statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2015

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

American Enterprise Investment Services, Inc.
Statement of Financial Condition
December 31, 2014
(In thousands, except share amounts)

Assets	
Cash and cash equivalents	$ 38,896
Cash segregated under federal and other regulations	2,598,891
Receivables:	
Customers	961,679
Brokers, dealers and clearing organizations	21,837
Due from affiliates	11,463
Other (net of allowance of $48)	36,638
Securities borrowed	215,254
Deposits with clearing organizations	81,189
Securities owned, at fair value	28,974
Accrued interest and dividends receivable	1,319
Goodwill	41,831
Other assets	1,427
Total assets	$ 4,039,398
Liabilities and Stockholder's Equity	
Liabilities:	
Payables:	
Customers	$ 3,474,541
Brokers, dealers and clearing organizations	30,346
Due to affiliates	27,951
Other	21,096
Securities loaned	261,093
Securities sold, not yet purchased, at fair value	11,531
Accrued expenses	6,619
Accrued interest and dividends payable	273
Total liabilities	3,833,450
Commitments and contingencies (see note 14)	
Stockholder's equity:	
Common stock, $1 par value:	
Authorized, issued and outstanding shares - 100	—
Additional paid-in capital	190,709
Retained earnings	15,239
Total stockholder's equity	205,948
Total liabilities and stockholder's equity	$ 4,039,398

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization

American Enterprise Investment Services, Inc. (the Company) is a wholly-owned subsidiary of AMPF Holding Corp. AMPF Holding Corp. is a wholly-owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company executes and clears trades for accounts introduced by Ameriprise Financial Services, Inc. (AFSI), an affiliated company. The Company also performs services on behalf of mutual fund companies related to the management of customer books and records. The Company is a dealer in corporate and municipal bonds, U.S. Government and Agency securities and certificates of deposit. The Company is a clearing broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the National Association of Securities Dealers Automated Quotations system (NASDAQ) and the Securities Investor Protection Corporation (SIPC).

Significant Accounting Policies

Basis of financial statement preparation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These estimates reflect the best judgment of management and actual results could differ significantly from those estimates.

Cash and cash equivalents

Cash equivalents can include commercial paper, time deposits and other highly liquid investments with original maturities of 90 days or less.

Receivable from/Payable to customers

Receivables from customers primarily consist of margin loans to brokerage clients and are carried at the estimated net realizable value. The Company has been indemnified by AFSI for losses incurred by the Company in connection with clients introduced by AFSI. Payables to customers primarily consist of cash held in brokerage accounts and are carried at the amount of cash on deposit. The Company earns interest revenue and pays interest expense on its receivable from customers and payable to customers balances, respectively. Interest income is included in interest revenue and interest expense is included in interest expense in the statement of operations.

Securities borrowed and loaned

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions. These are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. As of December 31, 2014, the Company advanced $215,254 of cash collateral with security lenders and received securities with a market value of $210,181 related to those transactions. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. As of December 31, 2014, the Company received $261,093 of cash collateral from security borrowers and loaned securities with a market value of $252,674 related to those transactions. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on securities borrowed and loaned and the related amounts are included in accrued interest and dividends receivable or payable in the statement of financial condition.

Deposits with clearing organizations

Deposits with clearing organizations consist of cash collateral deposited with clearing organizations to allow the Company to clear trades. These are included in deposits and clearing organizations in the statement of financial condition.

Securities transactions

Proprietary securities transactions (securities owned and securities sold, not yet purchased) in regular-way trades are recorded on the trade date, with the pre-settlement balance reflected as part of receivable from/payable to brokers, dealers, and clearing organizations in the statement of financial condition. Customer securities transactions are recorded on a settlement date basis. Securities owned and securities sold, not yet purchased are carried at fair value on a trade date basis. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the statement of financial condition.

Goodwill

Goodwill represents the amount of an acquired company's acquisition cost in excess of the fair value of assets acquired and liabilities assumed. The Company's goodwill arose from the integration of the clearing operations of Ameriprise Advisor Services, Inc., an affiliated company, on October 5, 2009. The Company evaluates goodwill for impairment annually on the measurement date of July 1 and whenever events and circumstances indicate that impairment may have occurred. In determining whether impairment has occurred, the Company uses a combination of the market approach and the discounted cash flow method, a variation of the income approach. For the year ending December 31, 2014 the impairment test on goodwill did not indicate impairment.

Accrued expenses

Accrued expenses primarily represent amounts due to employees for compensation-related items.

Income taxes

The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items. The Company's taxable income is included in the consolidated federal and state income tax returns of the Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded.

In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes. Under a deferred tax settlement agreement, the Company transfers its net deferred federal income tax each month to the Parent and the Company and the Parent cash settle the net deferred federal income taxes on a quarterly basis.

(In thousands)

2. Recent Accounting Pronouncements

Future Adoption of New Accounting Standards

Presentation of Financial Statements - Going Concern

In August 2014, the FASB updated the accounting standard related to an entity's assessment of its ability to continue as a going concern. The standard requires that management evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. In situations where there is substantial doubt about an entity's ability to continue as a going concern, disclosure should be made so that a reader can understand the conditions that raise substantial doubt, management's assessment of those conditions and any plan management has to mitigate those conditions. The standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted. The adoption of the standard is not expected to have a material impact on the Company's results of operations and financial condition.

Compensation - Stock Compensation

In June 2014, the FASB updated the accounting standards related to stock compensation. The update clarifies the accounting for share-based payments with a performance target that could be achieved after the requisite service period. Specifically, the update specifies the performance target should not be reflected in estimating the grant-date fair value of the award. Instead, the probability of achieving the performance target should impact vesting of the award. The standard is effective for interim and annual periods beginning after December 15, 2015 and early adoption is permitted. The adoption of the standard is not expected to have a material impact on the Company's results of operations and financial condition.

Revenue from Contracts with Customers

In May 2014, the FASB updated the accounting standards for revenue from contracts with customers. The update provides a five step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards). The standard also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract. In addition, the standard requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The standard is effective for interim and annual periods beginning after December 15, 2016 and early adoption is prohibited. The standard may be applied retrospectively for all periods presented or retrospectively with a cumulative-effect adjustment at the date of adoption. The Company is currently evaluating the impact of the standard on its results of operations and financial condition.

3. Cash segregated under federal and other regulations

The Company is required to segregate cash in a special reserve account for the exclusive benefit of customers under SEC Rule 15c3-3 (Customer Protection Rule). The Company also performs the computation for assets in the proprietary accounts of brokers (PAB) in accordance with the customer reserve computation set forth in the Customer Protection Rule and segregates cash in a special reserve account for the benefit of the PAB.

(In thousands)

As of December 31, 2014, cash segregated under federal and other regulations consisted of the following:

For the exclusive benefit of customers	$ 2,597,991
For the exclusive benefit of PAB	900
Total cash segregated under federal and other regulations	$ 2,598,891

4. Cash sweeps

The Company offers clients three products as an automatic investment or sweep of excess cash in their brokerage accounts for overnight investment. Clients can choose from the Ameriprise Insured Money Market Account (AIMMA) program, the Dreyfus money market fund or Ameriprise Cash. AIMMA is an FDIC insured interest-bearing product with the 23 banks participating in the program. As of December 31, 2014, there was $14,968,666 deposited with the program banks in the AIMMA product. There was $2,029,950 invested in Dreyfus money market fund at December 31, 2014. Ameriprise cash is an interest bearing product and is covered by the Securities Investor Protection Corporation (SIPC). As of December 31, 2014, there was $ 3,433,143 clients' free credit balance in this product. This amount is included as payable to customer in the statement of financial condition and is included in the computation for determination of reserve requirement pursuant to rule 15c3-3. The amount of excess cash swept into AIMMA and Dreyfus money market fund products is not reported in the statement of financial condition and is not included in the computation for determination of reserve requirement pursuant to rule 15c3-3.

5. Customer receivables and payables

Customer receivables include amounts due on margin and cash transactions. Customer receivables are primarily collateralized by securities with market values in excess of the amounts due. At December 31, 2014, less than 1% of receivables from customers are unsecured. In accordance with the intercompany clearing agreement, the introducing broker dealer, AFSI, has agreed to indemnify the Company and therefore has not established an allowance for any potential losses based upon an evaluation of customer accounts. In addition, appropriate deductions are made in the Company's net capital computation, as AFSI is an affiliated company. It is the policy of the Company to monitor the market value of the collateral and to request additional collateral when necessary. Such collateral is not reflected on the accompanying statement of financial condition.

Customer payables represent free credit balances, funds deposited by customers and funds accruing to customers as a result of settled trades.

(In thousands)

The components of receivables from and payables to customers as of December 31, 2014 are as follows:

Receivables:	
Margin loans	$ 928,187
Other customer receivables	33,492
Total receivables	$ 961,679
Payables:	
Free credit balance	$ 3,440,378
Other customer payables	34,163
Total payables	$ 3,474,541

6. Receivables from and payables to brokers, dealers, and clearing organizations

Broker receivables and payables arise primarily from securities transactions executed by the Company for customers and non-customers introduced by AFSI. Broker receivables are generally collected within 30 days and are collateralized by securities in physical possession or control, on deposit, or receivable from customers or other brokers.

Broker payables represent amounts related to the purchase of securities. The value of such securities at December 31, 2014 approximates the amounts owed.

The components of receivables from and payables to brokers, dealers, and clearing organizations as of December 31, 2014 are as follows:

Receivables:	
Securities failed to deliver	$ 9,896
Funds due from clearing organizations and financial institutions, net	11,941
Total receivables	$ 21,837
Payables:	
Securities failed to receive	$ 13,158
Funds due to clearing organizations and financial institutions, net	17,188
Total payables	$ 30,346

In addition, the Company monitors the market value of collateral held. It is the policy of the Company to request and receive additional collateral when required.

7. Securities owned and securities sold, not yet purchased

As of December 31, 2014, securities owned by the Company and securities sold, not yet purchased by the Company were $28,974, including $2,999 pledged at the Option Clearing Corporation as a clearing deposit, and $11,531, respectively. Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial

condition. Holdings are primarily debt securities including corporate, government and agencies, and municipal debts.

8. Goodwill

Goodwill is not amortized but is instead subject to impairment tests. For the year ended December 31, 2014, the tests did not indicate impairment.

9. Fair values of assets and liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 – Prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Customer receivables

Customer receivables are measured at outstanding balances, which are a reasonable estimate of fair value because of the sufficiency of the collateral and short term nature of these receivables. This balance is not included in the following table.

Securities borrowed

Securities borrowed require the Company to deposit cash or collateral with the lender. As the market value of the securities borrowed is monitored daily and transactions are short term, the carrying value is a reasonable estimate of fair value. The fair value of securities borrowed is classified as Level 1 as the value of the underlying securities is based on unadjusted prices for identical assets. This balance is not included in the following table.

Securities owned

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities primarily include equity securities and mutual funds traded in active markets. Level 2 securities include agency mortgage-backed securities, asset-backed securities, municipal and corporate bonds, U.S. and foreign government and agency securities. Level 2 other securities include primarily unit investment trusts.

Liabilities

Customer payables

Customer deposits are liabilities with no defined maturities and fair value is the amount payable on demand at the reporting date. This balance is not included in the following table.

Securities loaned

Securities loaned require the borrower to deposit cash or collateral with the Company. As the market value of the securities loaned is monitored daily and transactions are short term, the carrying value is a reasonable estimate of fair value. Securities loaned are classified as Level 1 as the fair value of the underlying securities is based on unadjusted prices for identical assets. This balance is not included in the following table.

Securities sold, not yet purchased

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities primarily include equity securities. Level 2 securities include primarily corporate obligations, municipal and other debt securities. Level 2 other debt securities include government and agencies bonds and certificate of deposits. Level 2 other securities include primarily unit investment trusts.

(In thousands)

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2014			
	Level 1	Level 2	Level 3	Total
Assets				
Securities owned :				
Corporate bonds	$ —	$ 14,364	$ —	$ 14,364
Municipal bonds	—	9,104	—	9,104
Other debt securities	—	3,941	—	3,941
Equities	42	—	—	42
Other securities	1,344	179	—	1,523
Total assets at fair value	$ 1,386	$ 27,588	$ —	$ 28,974
Liabilities				
Securities sold, not yet purchased				
Corporate and other bonds	$ —	$ (11,390)	$ —	$ (11,390)
Equities	(2)	—	—	(2)
Other securities	(10)	(129)	—	(139)
Total liabilities at fair value	$ (12)	$ (11,519)	$ —	$ (11,531)

During the reporting period, there were no material assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels.

Fair Value of Financial Instruments

Other financial instruments are recorded by the Company at fair value or at contract amounts, which approximate fair value and include receivables from and payables to brokers, dealers and clearing organizations; deposits with clearing organizations; and amounts receivable from and payable to affiliates. These financial instruments have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at amounts which are a reasonable estimate of fair value.

10. Financing activities and off balance sheet risk

The Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to cover losses that customers incur, or contra brokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral, or reduce positions, when necessary.

(In thousands)

The Company enters into securities borrowing transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requires that additional collateral be deposited with or returned by the Company when deemed necessary.

In the normal course of business, the Company obtains securities under securities borrowed and custody agreements on terms which permit it to pledge the securities to others. At December 31, 2014, the Company obtained securities with a fair value of approximately $1,260,475 on such terms, for which $347,608 have been either pledged or otherwise transferred to others in connection with the Company's financing activities. Of the securities pledged, the market value of securities pledged at the OCC was $94,933.

11. Related-party transactions

The Company maintains a revolving line of credit with the Parent of up to $750,000 to fund short term operational needs. For the year ended December 31, 2014, the Company utilized the line of credit 136 days and during this period had an average overnight borrowing of $ 71,824. There was no outstanding balance on the line of credit at December 31, 2014.

The Company entered into an agreement with the Parent related to deferred federal income taxes. Under this agreement the Company transfers its net deferred federal income tax each month to the Parent and the Company and the Parent cash settle the net deferred federal income taxes on a quarterly basis. The Company received $502 in total as quarterly deferred federal income taxes settlement for the year ended December 31, 2014.

The Company entered into an agreement with an affiliate, Ameriprise Holdings, Inc. (AHI) related to the use of property, equipment and similar items. Under this agreement the Company compensates AHI for use of property, equipment and similar items that AHI owns or maintains.

The Company also participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in the Parent's Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. Contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees. The plans include participant contributions and service related eligibility requirements.

The Company also participates in the Parent's Incentive Compensation Plan. Under the Incentive Compensation Plan, employees are eligible to receive incentive awards including stock options, RSAs, non-qualified options, RSUs, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. The Company pays various employee benefit plan expenses to the Parent including expenses associated with RSAs, RSUs, stock options and deferred compensation plans, based on the value of the awards issued to the Company's employees.

(In thousands)

12. Net capital provisions

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1).

The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of combined aggregate customer-related debit items, as defined (or $250, if greater).

At December 31, 2014, the Company's net capital was $117,380 or 12% of aggregate debit balances, and $97,614 in excess of required net capital. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

13. Income taxes

The Company had a receivable from the Parent for federal income taxes of $1,247, and a payable to the Parent for state income taxes of $2,395 at December 31, 2014, which is included in payable to affiliates in the statement of financial condition. Also, the Company had a payable to the Parent for the current settlement of deferred federal income taxes of $106 at December 31, 2014.

Significant components of the Company's state deferred income tax assets and liabilities as of December 31, 2014 are as follows:

	2014
Deferred income tax assets:	
Deferred compensation and bonuses	$ 132
State income taxes	10
Other, net	2
Total deferred income tax assets	$ 144

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

The Company files income tax returns, as part of its inclusion in the consolidated federal income tax returns of Ameriprise Financial (the Parent), in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The IRS has completed its field examination of the 1997 through 2011 tax returns. However, for federal income tax purposes, these years, except for 2007, continue to remain open as a consequence of certain unagreed-upon issues. The IRS is currently auditing the Parent's US income tax returns for 2012 and 2013. The Parent's or certain of its subsidiaries' state income tax returns are currently under examination by various jurisdictions for years ranging from 1997 through 2012 and remain open for all years after 2012.

14. Commitments, contingencies and other legal and regulatory matters

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or

providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and may indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely.

The Company may be involved, in the normal course of business, in legal, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its operations. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, volatility in the financial markets, and significant recently enacted financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by, the SEC, the FINRA, and other governmental and quasi-governmental authorities concerning the Company's business activities and practices. These legal and regulatory inquiries, proceedings and potential disputes are subject to uncertainties and, as such, the Company is unable to predict the ultimate resolution or range of loss that may result. In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each quarter.

15. Offsetting assets and liabilities

Certain financial instruments and derivative instruments are eligible for offset in the Balance Sheet under U.S. GAAP. The Company's securities borrowing and lending agreements are subject to master netting arrangements and collateral arrangements and meet the U.S. GAAP guidance to qualify for offset. A master netting arrangement with counterparty creates a right of offset for amounts due to and from that same counterparty that is enforceable in the event of a default or bankruptcy. Securities borrowed and loaned result from transactions between the Company and other financial institutions and are recorded at the amount of cash collateral advanced or received. The Company's policy is to recognize amounts subject to master netting arrangements on a gross basis on the Statement of Financial Condition.

(In thousands)

The Company's assets subject to master netting arrangements as of December 31, 2014, are as follows:

	Gross amounts of recongnized assets	Gross amounts offsets in the Statment of Financial Condition	Amounts of assets presented in the Statment of Financial Condition	Gross amount not offset in the Statement of Financial Condition		Net amount
				Financial instruments (1)	Security collateral	
Securities borrowed	$ 215,254	$ —	$ 215,254	$ (49,465)	$ (162,325)	$ 3,464
Total	$ 215,254	$ —	$ 215,254	$ (49,465)	$ (162,325)	$ 3,464

1) Represents the amount of assets that could be offset by liabilities with the same counterparty under master netting arrangements that management elects not to offset on the Statement of Financial Condition.

The Company's liabilities subject to master netting arrangements as of December 31, 2014, are as follows:

	Gross amounts of recongnized liabilities	Gross amounts offsets in the Statment of Financial Condition	Amounts of liabilities presented in the Statment of Financial Condition	Gross amount not offset in the Statement of Financial Condition		Net amount
				Financial instruments (1)	Cash collateral	
Securities loaned	$ 261,093	$ —	$ 261,093	$ (49,465)	$ (204,818)	$ 6,810
Total	$ 261,093	$ —	$ 261,093	$ (49,465)	$ (204,818)	$ 6,810

1) Represents the amount of liabilities that could be offset by assets with the same counterparty under master netting arrangements that management elects not to offset on the Statement of Financial Condition.

16. Subsequent events

As of February 25, 2015, which is the date the financial statements were available to be issued, the Company has evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure. No events or transactions require disclosure.

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Report of Independent Accountants

To the Board of Directors of American Enterprise Investment Service, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of American Enterprise Investment Services for the year ended December 31, 2014, which were agreed to by American Enterprise Investment Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating American Enterprise Investment Services, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for American Enterprise Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: we agreed payment of $389,692 and $386,115 made on July 24, 2014 and February 24, 2015, respectively, to wire #072411B7031R027589 and wire #0224I1B7031R011880 provided by Jim Nygren, Regulatory Relations Manager, noting no differences.

2. Compared the total revenue amount reported on the audited Form X-17A-5 for the year ended December 31, 2014 of $356,444,990, to the total revenue amount of $325,985,753 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2014, noting a $30,459,237 difference. A difference of $349,507 relates to trade errors not included in total revenue on page 2, item 2a of Form SIPC-7 and was agreed to working papers provided by Jim Nygren, Regulatory Relations Manager, noting no differences. A difference of $32,118,182 relates to pass through revenues to other affiliated SIPC members and agrees to working papers provided by Jim Nygren, Regulatory Relations Manager. The remaining difference of $2,008,452 relates to interest expense in reported total revenues in the audited Form X-17A-5 for the year ended December 31, 2014 and the revenue reported on page 2, item 2a of Form SIPC-7.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared additions on line 2b (7), Net loss from securities in investment accounts $1,483,835 to working papers provided by Jim Nygren, Regulatory Relations Manager, noting no differences.

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b. Compared deductions on line 2c(3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $5,283,633 to working papers provided by Jim Nygren, Regulatory Relations Manager, noting no differences.

c. Compared deduction on line 2c (9)(i), total interest and dividend expense but not in excess of total interest and dividend income, of $2,008,452 to working papers provided by Jim Nygren, Regulatory Relations Manager, noting no differences.

d. Compared deduction on line 2c (9)(ii), 40% of margin interest earned on customers securities accounts, of $11,683,170 to working papers provided by Jim Nygren, Regulatory Relations Manager, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $310,322,786 and $775,807 of the Form SIPC-7, noting no differences.

   b. Recalculated the mathematical accuracy of the working papers supporting line item 2c (3) for the year ended December 31, 2014, noting no differences.

   c. Recalculated the mathematical accuracy of line item 2c (9)(i) for the year ended December 31, 2014, noting no differences.

   d. Recalculated the mathematical accuracy of line item 2c (9)(ii) for the year ended December 31, 2014, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of American Enterprise Investment Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2015